EXHIBIT 21
Subsidiaries

Name	Jurisdiction	Trade Name of Organization

CCS Consolidated, Inc.	Delaware	CareGuide

Coordinated Care Solutions, Inc.	Delaware	CareGuide

Coordinated Care Solutions IPA, Inc.	New York	CareGuide

CCS New Jersey, Inc.	Delaware	CareGuide

CCS/CG Holdings Corp.	California	CareGuide

Careguide at Home, Inc.	California	CareGuide

CBCA Care Management, Inc.	New York	CareGuide

Coordinated Care Solutions of Texas, Inc.	Texas	CareGuide

Haelan Corporation	Indiana	CareGuide